UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington. D.C. 20549

Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR I5d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of    December, 2002

Novogen Limited

(Translation of registrant’s name into English)

140 Wicks Road, North Ryde, NSW, 2113, Australia

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F X Form 40-F [  ]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [  ] No [  ]

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-                   .1

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novogen Limited
(Registrant)

Date 9 December, 2002	By	/s/ Ronald Lea Erratt Ronald Lea Erratt
Company secretary

*Print the name and title under the signature of the signing officer

ASX & MEDIA RELEASE	6 JANUARY 2003

NOVOGEN RECEIVES $A2.3 MILLION ROYALTY PAYMENT FROM DUPONT PROTEIN TECHNOLOGIES.

Pharmaceutical company, Novogen Limited, today announced receipt of a milestone royalty payment under a licence agreement signed with DuPont Protein Technologies. This payment was in the amount of $A2.3 million.

The companies entered this licence in November 1997, and the relevant patent applications are now at various stages of issue around the world. DuPont Protein Technologies has the worldwide rights (other than for Australia and New Zealand) to certain Novogen soy isoflavone technology.

Under the licence agreement, Novogen received initial consideration of A$15.7 million, and an additional payment by way of equity placement of A$3.6 million in November 1998.

The licence requires DuPont Protein Technologies to make regular milestone payments and to pay royalties on sales of its products covered by the Novogen patents.

Novogen has retained all rights to its own red clover-based isoflavone technologies. The DuPont Protein Technologies’ licence relates specifically to Novogen patents or patent claims relating to soy applications.

Novogen has become one of the world’s leading research and development companies in the field of isoflavones and human health. This knowledge has made Novogen the leader in phenolic drugs research for novel anti-cancer compounds.

Novogen markets the menopause health supplement Promensil, the post-menopausal supplement Rimostil , and the prostate health supplement Trinovin. Phenoxodiol, the Company’s leading anti-cancer compound, is in human Phase II clinical trials undertaken by Marshall Edwards Inc in the US and Australia, including a trial currently underway at the Yale University School of Medicine, USA.

Statements herein that are not descriptions of historical facts are forward-looking and subject to risk and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors, including those set forth in the Company’s Securities and Exchange Commission filings under “Risk Factors”, including risks relating to the early stage of products under development; uncertainties relating to clinical trials; dependence on third parties; future capital needs; and risks relating to the commercialisation, if any, of the Company’s proposed products (such as marketing, safety, regulatory, patent, product liability, supply, competition and other risks).

ISSUED FOR	:	NOVOGEN LIMITED
LISTINGS	:	ASX (CODE NRT), NASDAQ (CODE NVGN).

FOR FURTHER		MR CHRISTOPHER NAUGHTON, MANAGING DIRECTOR, NOVOGEN
INFORMATION	:	LIMITED
TEL (02) 9878 0088 http://www.novogen.com

ISSUED BY	:	WESTBROOK COMMUNICATIONS
CONTACT: DAVID REID TEL (02) 9231 0922 OR 0417 217 157